Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

12,820,000 Units	Pricing Date	January 31, 2008
Accelerated Return NotesSM	Settlement Date	February 7, 2008
Linked to the Rogers International Commodity Index®—Agriculture	Maturity Date	April 7, 2009
Excess ReturnSM—Merrill Lynch calculated	CUSIP No.	59022Y725
Due April 7, 2009 $10 principal amount per unit Term Sheet No. 2922

Merrill Lynch & Co., Inc.

•       3-to-1 upside exposure, subject to a cap of 17.51%

•       A maturity of 14 months

•       1-to-1 downside exposure, with no downside limit

•       No periodic interest payments

•       No listing on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “ Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$128,200,000
Underwriting discount (1)	$.20	$2,564,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$125,636,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Jim Rogers,” “James Beeland Rogers Jr.”, “Rogers,” “Rogers International Commodity Index®—Excess Return,” “Rogers International Commodity Index®—Agriculture Excess Return,” “Rogers International Commodity Index®—Total Return,” “RICI®—Agriculture Excess Return” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

Merrill Lynch & Co.

January 31, 2008

Summary

The Accelerated Return NotesSM Linked to the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated due April 7, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, if the value of the commodity-based Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated (Bloomberg index symbol “ROGRAGER <Index>”) (the “Index”) increases moderately from the Starting Value of the Index, determined on January 31, 2008, the date the Notes were priced for initial public sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on a valuation date shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including a Capped Value of 17.51%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 1,253.43 and a Capped Value of $11.751.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Hypothetical Starting Value: 1,253.43

Hypothetical Ending Value: 1,002.74

$10 ×	(1,002.74)	= $8.00
1,253.43

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Hypothetical Starting Value: 1,253.43

Hypothetical Ending Value: 1,291.03

$10 +	($30 x	(1,291.03 - 1,253.43))	= $10.90
1,253.43

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Hypothetical Starting Value: 1,253.43

Hypothetical Ending Value: 1,504.12

$10 +	($30 x	(1,504.12 - 1,253.43))	= $16.00
1,253.43

Payment at maturity (per unit) = $11.751        (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for the Starting Value of 1,253.43 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit of the Notes;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical investment in the commodity futures contracts included in the Index.

The table below includes a Capped Value of $11.751.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components(1)(2)
626.72	-50.00%	$5.000	-50.00%	-51.40%	-51.40%
752.06	-40.00%	$6.000	-40.00%	-39.32%	-39.32%
877.40	-30.00%	$7.000	-30.00%	-28.35%	-28.35%
1,002.74	-20.00%	$8.000	-20.00%	-18.24%	-18.24%
1,128.09	-10.00%	$9.000	-10.00%	-8.83%	-8.83%
1,153.16	-8.00%	$9.200	-8.00%	-7.02%	-7.02%
1,178.22	-6.00%	$9.400	-6.00%	-5.23%	-5.23%
1,203.29	-4.00%	$9.600	-4.00%	-3.47%	-3.47%
1,228.36	-2.00%	$9.800	-2.00%	-1.72%	-1.72%
1,253.43 (3)	0.00%	$10.000	0.00%	0.00%	0.00%
1,278.50	2.00%	$10.600	6.00%	5.06%	1.70%
1,303.57	4.00%	$11.200	12.00%	9.95%	3.39%
1,328.64	6.00%	$11.751 (4)	17.51%	14.32%	5.06%
1,353.70	8.00%	$11.751	17.51%	14.32%	6.71%
1,378.77	10.00%	$11.751	17.51%	14.32%	8.34%
1,504.12	20.00%	$11.751	17.51%	14.32%	16.25%
1,629.46	30.00%	$11.751	17.51%	14.32%	23.80%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 7, 2008 to April 7, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components (as defined below) included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•	Exchange rate movements may impact the value of the Notes.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the Index publisher has no obligation to consider your interests.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	Trading in the futures contracts included in the Index can be volatile based on a number of factors that we cannot control.

•	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

•	The Notes will not be regulated by the CFTC.

•	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Additional Risk Factors

While the level of the Rogers International Commodity Index® — Agriculture Excess ReturnSM may be calculated by a number of different entities, the Notes are linked to the Index, which is the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by an affiliate of ML&Co.

The Rogers International Commodity Index® — Agriculture Excess ReturnSM may be calculated by a number of different entities; however, the amount payable on the Notes on the maturity date will depend solely on the direction of and percentage change in the level of the Index, which is the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by an affiliate of ML&Co., from the Starting Value to the Ending Value. ML&Co. does not control and has no responsibility for calculations of the Rogers International Commodity Index® — Agriculture Excess ReturnSM that may be made by entities other than its affiliate. While it is not expected that the levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM published by other entities will be different from the level of the Index, if there is a difference between such published levels, the level of the Index calculated by an affiliate of ML&Co. will be used to determine the Ending Value and the amount payable on the maturity date. Therefore, even if another entity publishes levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM prior to the maturity date that are higher than the levels calculated by an affiliate of ML&Co., the Ending Value and your payment on the maturity date will be based on the lower levels calculated by an affiliate of ML&Co.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in the agriculture sector

The exchange-traded physical commodities underlying the futures contracts included in the Index are concentrated solely in a single sector, agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector. Accordingly, a decline in value in agricultural raw materials would adversely affect the performance of the Index. Technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the price of such commodities. Absent amendment of the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

Accelerated Return Notes	TS-5

The composition of the Index is controlled by James B. Rogers (“Rogers”) and changes may affect the value of the Notes and the amount you receive on the maturity date

The Rogers International Commodity Index® —Excess ReturnSM, from which the Index is derived, is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the Rogers International Commodity Index® —Excess ReturnSM, and thus has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions and the weightings of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the Index and therefore the market value of the Notes.

The Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated, not the Rogers International Commodity Index® — Agriculture Total ReturnSM

The Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM—Merrill Lynch calculated not the Rogers International Commodity Index® — Agriculture Total ReturnSM. The Rogers International Commodity Index® — Agriculture Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the commodities futures contracts included in the Index. By comparison, the Rogers International Commodity Index® — Agriculture Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated and not the Rogers International Commodity Index® — Agriculture Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the value of the Index will appreciate from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the value of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

•

You anticipate that the value of the Index will depreciate from the Starting Value to the Ending Value or that the value of the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return that will not be capped at a percentage that will be 17.51%

•	You seek interest payments or other current income on your investment.

•	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Accelerated Return Notes	TS-6

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes	TS-7

The Index

All disclosures contained in this term sheet regarding the Rogers International Commodity Index® (the “RICI”) including its make-up, method of calculation and how components may be changed, are derived from information prepared by Beeland Interests, Inc. (“Beeland”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the RICI – Agriculture Excess ReturnSM or any successor index.

The RICI — Agriculture Excess ReturnSM represents the value of a basket of agricultural commodities and is a sub-index of the RICI — Excess ReturnSM. The RICI — Agriculture Excess ReturnSM is a composite U.S. dollar-based index that is designed by Rogers. The selection and weighting of the portfolio that comprise the RICI — Agriculture Excess ReturnSM is reviewed by Rogers not less than annually, and weights are assigned in the December preceding the start of each year. As of April 5, 2007, 20 agricultural commodities listed on eight exchanges and quoted in four different currencies were included in the RICI — Agriculture Excess ReturnSM. ML&Co. is not affiliated with Rogers and did not participate in designing the RICI — Agriculture Excess ReturnSM. For more information on the Rogers International Commodity Index®, please see the section entitled “The Rogers International Commodity Index” in the index supplement I-1.

The value of the RICI — Agriculture Excess ReturnSM is calculated by entities other than an affiliate of ML&Co., and these other entities may continue to calculate levels of the RICI — Agriculture Excess ReturnSM. However, levels of the RICI — Agriculture Excess ReturnSM as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked to the level of the Index—that is, the level of the RICI — Agriculture Excess ReturnSM as calculated by a ML&Co. affiliate, and not by any other entity. References in this term sheet to “Index” are to the RICI — Agriculture Excess ReturnSM — Merrill Lynch calculated.

The RICI — Agriculture Excess ReturnSM represents the value of a basket of 20 agricultural commodities consumed in the global economy (the “Index Commodities”). The value of each component of the RICI — Agriculture Excess ReturnSM is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”). The value of each component of the RICI — Agriculture Excess ReturnSM is based on closing prices of the corresponding futures contracts, listed on eight exchanges and quoted in four different currencies, included in the RICI —Excess ReturnSM. Individual components qualify for inclusion in the RICI — Agriculture Excess ReturnSM on the basis of liquidity and weighting in their respective underlying worldwide consumption. If a commodity contract trades on more than one exchange, then the most liquid, in terms of volume and open interest combined, is selected for inclusion in the Index. For example, wheat is traded on the Chicago Board of Trade, on the Kansas City Board of Trade and on the Mid-America Commodity Exchange. The largest volume and open interest is consistently transacted on the Chicago Board of Trade, consequently, this contract was selected to represent wheat in the RICI — Agriculture Excess ReturnSM. The RICI — Agriculture Excess ReturnSM is based in United States dollars. The non-United States dollar components of the Index are not hedged when calculating the Index in United States dollars.

Being a sub-index of the RICI — Excess ReturnSM, the exact weighting of each of the Index Components is the weight of such Index Component in the RICI — Excess ReturnSM divided by the weight of the Agriculture segment in the RICI — Excess ReturnSM (34.90%).

The process by which Index Components have been chosen for inclusion in the RICI—Excess ReturnSM, including the list of all commodities in the RICI — Excess ReturnSM Index, is set forth in index supplement I-1 beginning on page IS-60.

Below is the list of the futures contracts composing the RICI — Agriculture Excess ReturnSM together with their respective exchanges, currencies and Initial Weighting:

Contract	Symbol	Exchange	Currency	Initial Weighting*
Wheat	W	CBOT	USD	20.06%
Corn	C	CBOT	USD	13.61%
Cotton	CT	NYCE	USD	11.60%
Soybeans	S	CBOT	USD	8.60%
Live Cattle	LC	CME	USD	5.73%
Coffee	KC	CSCE	USD	5.73%
Soybean Oil	BO	CBOT	USD	5.73%
Sugar	SB	CSCE	USD	5.73%
Lean Hogs	LH	CME	USD	2.87%
Cocoa	CC	CSCE	USD	2.87%
Rubber	JN	TOCOM	JPY	2.87%
Lumber	LB	CME	USD	2.87%
Soybean Meal	SM	CBOT	USD	2.15%
Canola	RS	WCE	CAD	1.92%
Orange Juice	JO	NYCE	USD	1.89%
Rice	RR	CBOT	USD	1.43%
Oats	O	CBOT	USD	1.43%
Azuki Beans	JE	TGE	JPY	1.43%
Barley	WA	WCE	CAD	0.77%
Greasy Wool	OL	SFE	AUS	0.72%
TOTAL				100.00%

*	The weights shown above are the weights of each constituent commodity in the RICI — Agriculture Excess Return Index as of April 5, 2007.

Accelerated Return Notes	TS-8

The following table sets forth the level of the Index in the period from January 2003 through January 2008 obtained from Bloomberg (Bloomberg index symbol “RICIAGER”). Although the historical data provided below was not calculated by us or any of our affiliates, we have no reason to believe that the historical data would have been different had we or an affiliate of ours calculated the Index during these periods. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes. On the Pricing Date, the closing level of the Index was 1,253.43.

Accelerated Return Notes	TS-9

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in ML&Co.’s Form 10-K for the year ended December 29, 2006 are incorporated in this term sheet by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value

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Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

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Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

•	Index Supplement I-1 dated June 6, 2007

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

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